

October 23, 2014

Via E-mail
Matthew J. Pfeffer
Corporate Vice President and
Chief Financial Officer
Mannkind Corporation
28903 North Avenue Paine
Valencia, CA 91355

Re: **Mannkind Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 0-50865

Dear Mr. Pfeffer:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask that you provide us information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 16. Facility financing agreement
Milestone Rights, page 112

1. Please provide us the following information regarding your Milestone Rights:
   - What specific feature you have identified as the "indexing feature" under ASC 470-10-25 and how you determined that this feature qualified as an indexing feature under this guidance,
   - How you determined that the indexing feature is not an embedded derivative that would require bifurcation under ASC 815-15-25, and;
   - How you determined that the value of the indexing feature should only be remeasured at the achievement of a milestone and not at each reporting date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Mary Mast at (202) 551-3613 or Dana Hartz at (202) 551-3648 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant